UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    July 30, 2012

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Three Months Ended June 30, 2012 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: August 14, 2012

Investors meeting presentation for quarterly financial results: Not scheduled

Note: Amounts less than one million yen have been omitted.

1. Consolidated	financial results (for the three months ended June 30, 2012)
(1)	Operating results

(Millions of yen, except per share data and percentages)

		Ordinary income	Ordinary profit	Net income
	Three months ended June 30, 2012	¥ 1,047,772 0.5%	¥ 237,679 (21.1)%	¥ 117,842 (43.0)%
	Three months ended June 30, 2011	1,042,672 19.7	301,207 10.2	206,621 (2.4)
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2012: ¥ (21,483) million [(115.2)%] (b) for the three months ended June 30, 2011: ¥141,331 million [(1.7)%]
	2.	Percentages shown in ordinary income, ordinary profit, net income and comprehensive income are the increase (decrease) from the previous fiscal year.
		Net income per share	Net income per share (Diluted)
	Three months ended June 30, 2012	¥ 87.04	¥ 87.01
	Three months ended June 30, 2011	148.47	148.39
(2) Financial position
			(Millions of yen, except percentages)
		Total assets	Net assets	Net assets ratio
	June 30, 2012	¥ 138,120,170	¥ 7,141,030	3.7%
	March 31, 2012	143,040,672	7,254,976	3.6

Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2012: ¥5,112,989 million (b) as of March 31, 2012: ¥5,210,400 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – minority interests) / total assets} X 100

2. Dividends on common stock per share

(Yen)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2012	¥ –	¥ 50	¥ –	¥ 50	¥ 100
Fiscal year ending March 31, 2013	–
Fiscal year ending March 31, 2013 (Forecast)		50	–	50	100

Note:	Dividend forecast remains unchanged.

3. Earnings forecast (for the fiscal year ending March 31, 2013)

(Millions of yen, except per share data and percentages)

	Ordinary profit		Net income		Net income per share
Six months ending September 30, 2012	¥460,000	(15.8)%	¥250,000	(20.3)%	¥184.65
Fiscal year ending March 31, 2013	910,000	(2.7)	480,000	(7.4)	354.52

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentages shown in ordinary profit and net income are the increase (decrease) from the previous fiscal year.

Sumitomo Mitsui Financial Group, Inc.

* Notes

(1)	There were no changes in material consolidated subsidiaries in the period.

(2)	Special accounting methods used for preparing quarterly consolidated financial statements were not adopted.

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(a)	Changes in accounting policies due to revision of accounting standards: Yes

(b)	Changes in accounting policies due to reasons other than above (a): No

(c)	Changes in accounting estimates: Yes

(d)	Restatements: No

(4)	Number of shares issued (common stock)

	As of June 30, 2012	As of March 31, 2012
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	60,107,676 shares	62,939,559 shares

	Three months ended June 30, 2012	Three months ended June 30, 2011
(c) Average number of shares issued in the period	1,353,950,015 shares	1,391,685,923 shares

Note on quarterly review process:

This quarterly earnings report is out of the scope of the external auditor’s review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the audit process of the quarterly consolidated financial statement has not been completed as of the disclosure of this quarterly earnings report.

Reference: Calculation for index

- Forecasted net income per share:

Forecasted net income
Number of common stocks issued at year-end (excluding treasury stock)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as earnings press releases, for a more detailed description of the risks and uncertainties that may affect SMFG’s financial conditions and results of operations, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the three months ended June 30, 2012 supplementary information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) reports the financial results for the three months ended June 30, 2012.

1. Operating results

In the first quarter of fiscal year 2012 (FY2012), consolidated gross profit increased by ¥50.7 billion year-on-year to ¥692.5 billion. This is mainly due to an increase in gross banking profit of Sumitomo Mitsui Banking Corporation (“SMBC”) by ¥9.8 billion led by an increase in gains on bonds despite a decrease in net interest income as a result of a decline in domestic loan-to-deposit spread, and a contribution of SMBC Consumer Finance Co., Ltd., formerly Promise Co., Ltd., which became a consolidated subsidiary in December 2011.

Consolidated general and administrative expenses increased by ¥13.9 billion year-on-year to ¥367.7 billion as a result of an increase in the number of consolidated subsidiaries.

Consolidated total credit cost increased by ¥33.7 billion year-on-year to ¥19.6 billion. The main reason for the increase was that the total credit cost of SMBC increased by ¥31.9 billion year-on-year compared with the first quarter of fiscal year 2011, although SMBC’s total credit cost was at a low level of ¥0.5 billion as a result of tailored measures to improve corporate borrowers’ business and financial situations.

Consolidated Losses on stocks increased by ¥65.4 billion year-on-year to ¥68.8 billion, mainly due to the recording of devaluation losses for stocks, reflecting a decline in domestic stock prices.

Finally, on a consolidated basis, ordinary profit decreased by ¥63.5 billion year-on-year to ¥237.7 billion, and net income decreased by ¥88.8 billion year-on-year to ¥117.8 billion due to an increase in tax expenses.

Consolidated	(Billions of yen)

	Three months ended June 30, 2012	Change from the three months ended June 30, 2011	Fiscal year ended March 31, 2012 (reference)
Gross profit	¥ 692.5	¥ 50.7	¥ 2,594.5
General and administrative expenses	(367.7)	(13.9)	(1,421.4)
Total credit cost	(19.6)	(33.7)	(121.3)
Losses on stocks	(68.8)	(65.4)	(27.9)
Ordinary profit	237.7	(63.5)	935.6
Net income	117.8	(88.8)	518.5

SMBC, non-consolidated
Gross banking profit	¥ 399.3	9.8	¥ 1,532.5
Net gains on bonds	79.2	20.9	152.5
Expenses (excluding non-recurring losses)	(185.6)	(2.7)	(719.5)
Banking profit *	213.8	7.1	813.0
Total credit cost	(0.5)	(31.9)	(58.6)
Losses on stocks	(69.3)	(37.6)	(15.2)
Ordinary profit	132.4	(61.6)	695.3
Net income	71.0	(96.4)	478.0

* Banking profit (before provision for general reserve for possible loan losses)

Sumitomo Mitsui Financial Group, Inc.

2. Financial position

On a consolidated basis, SMFG’s total assets as of June 30, 2012 were ¥138,120.2 billion, a decrease of ¥4,920.5 billion compared with March 31, 2012, due to a decrease in securities such as bonds. Net assets decreased by ¥113.9 billion to ¥7,141.0 billion compared with March 31, 2012 due to a decrease in net unrealized gains on other securities reflecting a decline of domestic stock prices, while stockholders’ equity increased by ¥57.8 billion to ¥5,072.1 billion due mainly to the recording of net income.

Deposits decreased ¥829.5 billion to ¥83,299.1 billion compared with March 31, 2012. Loans and bills discounted decreased by ¥823.9 billion to ¥61,896.7 billion, mainly due to a decrease in balance of domestic loans and bills discounted of SMBC.

Problem assets (non-performing loans as defined under the Financial Reconstruction Law) decreased by ¥44.3 billion to ¥1,813.4 billion compared with March 31, 2012. The problem assets ratio remained at a low level of 2.56%, a decrease of 0.03% compared with March 31, 2012.

3. Earnings forecasts

The consolidated earnings forecast announced on May 15, 2012 remains unchanged.

4. Other

Changes in accounting policies, change in accounting estimates and representation

Change in depreciation method for tangible fixed assets

(Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

In accordance with the amendment of the Corporation Tax Act, effective from the first quarter of the fiscal year ending March 31, 2013, SMFG and its domestic consolidated subsidiaries have changed their depreciation method for those tangible fixed assets acquired on or after April 1, 2012. This change has little impact on consolidated ordinary profit and income before income taxes and minority interests for the three months ended June 30, 2012.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

(1)	Consolidated balance sheets

		(Millions of yen)
	March 31, 2012	June 30, 2012
Assets:
Cash and due from banks	¥7,716,291	¥6,946,951
Call loans and bills bought	1,291,818	1,147,201
Receivables under resale agreements	227,749	212,012
Receivables under securities borrowing transactions	4,539,555	4,601,236
Monetary claims bought	1,361,289	1,355,056
Trading assets	8,196,944	8,780,901
Money held in trust	23,878	22,529
Securities	42,529,950	38,149,642
Loans and bills discounted	62,720,599	61,896,708
Foreign exchanges	1,280,636	1,503,774
Lease receivables and investment assets	1,699,759	1,702,377
Other assets	4,622,756	4,506,236
Tangible fixed assets	1,180,522	1,745,053
Intangible fixed assets	799,773	807,982
Deferred tax assets	404,034	433,073
Customers’ liabilities for acceptances and guarantees	5,424,045	5,267,667
Reserve for possible loan losses	(978,933)	(958,234)

Total assets	¥143,040,672	¥138,120,170

Liabilities:
Deposits	¥84,128,561	¥83,299,073
Negotiable certificates of deposit	8,593,638	9,847,765
Call money and bills sold	2,144,599	1,837,187
Payables under repurchase agreements	1,676,902	1,149,286
Payables under securities lending transactions	5,810,730	3,159,672
Commercial paper	1,193,249	1,387,134
Trading liabilities	6,248,061	6,753,312
Borrowed money	8,839,648	7,484,241
Foreign exchanges	302,580	330,617
Short-term bonds	949,388	968,499
Bonds	4,641,927	4,338,727
Due to trust account	443,723	464,110
Other liabilities	4,762,961	4,151,791
Reserve for employee bonuses	48,516	14,092
Reserve for executive bonuses	2,875	—
Reserve for employee retirement benefits	45,911	44,126
Reserve for executive retirement benefits	2,577	1,951
Reserve for point service program	19,350	19,988
Reserve for reimbursement of deposits	10,980	9,289
Reserve for losses on interest repayment	401,276	359,514
Reserves under the special laws	421	335
Deferred tax liabilities	53,852	50,881
Deferred tax liabilities for land revaluation	39,915	39,871
Acceptances and guarantees	5,424,045	5,267,667

Total liabilities	135,785,696	130,979,139

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	759,800	758,634
Retained earnings	2,152,654	2,202,732
Treasury stock	(236,037)	(227,159)

Total stockholders’ equity	5,014,313	5,072,103

Net unrealized gains on other securities	330,433	122,117
Net deferred losses on hedges	(32,122)	(16,154)
Land revaluation excess	39,158	39,362
Foreign currency translation adjustments	(141,382)	(104,439)

Total accumulated other comprehensive income	196,087	40,886

Stock acquisition rights	692	806
Minority interests	2,043,883	2,027,233

Total net assets	7,254,976	7,141,030

Total liabilities and net assets	¥143,040,672	¥138,120,170

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

		(Millions of yen)
Three months ended June 30,	2011	2012
Ordinary income	¥ 1,042,672	¥ 1,047,772
Interest income	398,799	411,321
Interest on loans and discounts	289,711	312,490
Interest and dividends on securities	66,824	57,017
Trust fees	340	392
Fees and commissions	230,057	223,762
Trading income	61,354	63,920
Other operating income	307,247	318,520
Other income	44,872	29,854
Ordinary expenses	741,464	810,092
Interest expenses	75,636	80,301
Interest on deposits	26,382	23,397
Fees and commissions payments	35,566	33,057
Trading losses	—	606
Other operating expenses	244,717	211,403
General and administrative expenses	353,820	367,690
Other expenses	31,723	117,032

Ordinary profit	301,207	237,679

Extraordinary gains	75	103
Extraordinary losses	1,340	2,265

Income before income taxes and minority interests	299,942	235,517

Income taxes	61,228	87,021
current	20,997	75,388
deferred	40,231	11,632

Income before minority interests	238,714	148,496

Minority interests in net income	32,092	30,654

Net income	¥ 206,621	¥ 117,842

(Consolidated statements of comprehensive income)
		(Millions of yen)
Three months ended June 30,	2011	2012
Income before minority interests	¥ 238,714	¥ 148,496
Other comprehensive income	(97,382)	(169,979)
Net unrealized losses on other securities	(79,556)	(204,119)
Net deferred gains (losses) on hedges	(12,809)	15,609
Foreign currency translation adjustments	3,515	22,173
Share of other comprehensive income of affiliates	(8,531)	(3,643)

Total comprehensive income	141,331	(21,483)

Comprehensive income attributable to shareholders of the parent	119,359	(37,563)
Comprehensive income attributable to minority interests	21,971	16,079

Sumitomo Mitsui Financial Group, Inc.

(3) Note on the assumption as a going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group, Inc.

Financial results

for the three months

ended June 30, 2012

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (Domestic)		Non-consolidated	…	3

3.	Problem assets based on the Financial Reconstruction Law	Consolidated	Non-consolidated	…	3

4.	Net unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Overview of derivative transactions (on deferred hedge accounting basis)		Non-consolidated	…	5

6.	Deposits and loans		Non-consolidated	…	5

7.	Return on equity	Consolidated		…	5

8.	Exposure of securitized products	Consolidated		…	6

(Notes)
1. Consolidated : SMFG’s consolidated figures
2. Non-consolidated : SMBC’s non-consolidated figures
3. Capital ratio as of June 30, 2012 will be announced when it is fixed.

Sumitomo Mitsui Financial Group, Inc.

1. Operating results

Consolidated	(Millions of yen)

			Three months ended June 30, 2012 (A)	Change (A) - (B)	Three months ended June 30, 2011 (B)	Year ended March 31, 2012 <Reference>
Consolidated gross profit		1	692,548	50,669	641,879	2,594,482
Net interest income		2	331,019	7,857	323,162	1,341,369
Trust fees		3	392	52	340	1,770
Net fees and commissions		4	190,705	(3,786)	194,491	823,580
Net trading income		5	63,314	1,960	61,354	198,192
Net other operating income		6	107,116	44,587	62,529	229,568
General and administrative expenses		7	(367,690)	(13,870)	(353,820)	(1,421,363)
Credit costs		8	(22,356)	(336)	(22,020)	(126,055)
Write-off of loans		9	(14,757)	5,542	(20,299)	(90,305)
Provision for specific reserve for possible loan losses		10	(21,105)	(21,105)	—	(111,227)
Provision for general reserve for possible loan losses		11	14,755	14,755	—	106,512
Other credit costs		12	(1,248)	473	(1,721)	(31,035)
Gains on reversal of reserve for possible loan losses		13	—	(35,569)	35,569	—
Recoveries of written-off claims		14	2,743	2,237	506	4,800
Gains (losses) on stocks		15	(68,847)	(65,392)	(3,455)	(27,880)
Equity in earnings (losses) of affiliates		16	3,355	329	3,026	(31,122)
Other income (expenses)		17	(2,073)	(1,597)	(476)	(57,289)
Ordinary profit		18	237,679	(63,528)	301,207	935,571
Extraordinary gains (losses)		19	(2,162)	(898)	(1,264)	17,395
Gains on step acquisitions		20	—	—	—	25,050
Losses on impairment of fixed assets		21	(1,739)	(823)	(916)	(3,861)
Income before income taxes and minority interests		22	235,517	(64,425)	299,942	952,966
Income taxes-current		23	(75,388)	(54,391)	(20,997)	(103,478)
Income taxes-deferred		24	(11,632)	28,599	(40,231)	(207,860)
Income before minority interests		25	148,496	(90,218)	238,714	641,627
Minority interests in income		26	(30,654)	1,438	(32,092)	(123,090)
Net income		27	117,842	(88,779)	206,621	518,536
Notes:	1.	Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.
	2.

Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8+13+14)		28	(19,613)	(33,667)	14,054	(121,255)

(Reference)						(Billions of yen )
Consolidated net business profit		29	301.0	26.2	274.8	1,013.9
Note:

Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses))

+ (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items) + (Affiliates’ ordinary profit) X (Ownership ratio)

- (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and equity method affiliates)
						June 30, 2011
			June 30, 2012	Change	March 31, 2012	<Reference>
Consolidated subsidiaries		30	350	13	337	333
Equity method affiliates		31	45	2	43	48

Sumitomo Mitsui Financial Group, Inc.

SMBC non-consolidated	(Millions of yen)

		Three months ended June 30, 2012 (A)	Change (A) - (B)	Three months ended June 30, 2011 (B)	Year ended March 31, 2012 <Reference>
Gross banking profit	1	399,315	9,795	389,520	1,532,511
Excluding gains (losses) on bonds	2	320,153	(11,133)	331,286	1,379,974
Net interest income	3	229,038	(9,092)	238,130	956,878
Trust fees	4	381	50	331	1,736
Net fees and commissions	5	60,378	(4,409)	64,787	318,887
Net trading income	6	25,364	(14,957)	40,321	84,051
Net other operating income	7	84,152	38,204	45,948	170,957
Gains (losses) on bonds	8	79,162	20,929	58,233	152,536
Expenses (excluding non-recurring losses)	9	(185,551)	(2,697)	(182,854)	(719,495)
Personnel expenses	10	(70,329)	(289)	(70,040)	(259,782)
Non-personnel expenses	11	(106,129)	(2,152)	(103,977)	(422,854)
Taxes	12	(9,093)	(256)	(8,837)	(36,858)
Banking profit (before provision for general reserve for possible loan losses)	13	213,763	7,098	206,665	813,015
Excluding gains (losses) on bonds	14	134,601	(13,830)	148,431	660,478
Provision for general reserve for possible loan losses	15	10,489	10,489	—	43,780
Banking profit	16	224,253	17,588	206,665	856,796
Non-recurring gains (losses)	17	(91,829)	(79,218)	(12,611)	(161,453)
Credit costs	18	(11,039)	(3,040)	(7,999)	(103,662)
Gains on reversal of reserve for possible loan losses	19	—	(39,331)	39,331	—
Recoveries of written-off claims	20	7	(34)	41	1,234
Gains (losses) on stocks	21	(69,307)	(37,624)	(31,683)	(15,153)
Gains on sale of stocks and other securities	22	16,574	5,181	11,393	20,562
Losses on sale of stocks and other securities	23	(1,897)	(1,132)	(765)	(7,074)
Losses on devaluation of stocks and other securities	24	(83,984)	(41,673)	(42,311)	(28,642)
Other non-recurring gains (losses)	25	(11,490)	812	(12,302)	(43,871)
Ordinary profit	26	132,423	(61,630)	194,053	695,342
Extraordinary gains (losses)	27	(1,479)	(507)	(972)	(3,349)
Gains (losses) on disposal of fixed assets	28	(213)	(149)	(64)	(717)
Losses on impairment of fixed assets	29	(1,265)	(357)	(908)	(2,632)
Income before income taxes and minority interests	30	130,944	(62,137)	193,081	691,992
Income taxes-current	31	(48,864)	(45,640)	(3,224)	(44,703)
Income taxes-deferred	32	(11,066)	11,426	(22,492)	(169,315)
Net income	33	71,013	(96,351)	167,364	477,973

Total credit cost (15+18+19+20)	34	(542)	(31,916)	31,374	(58,647)
Provision for general reserve for possible loan losses	35	10,489	(38,235)	48,724	43,780
Write-off of loans	36	(1,262)	5,551	(6,813)	(15,797)
Provision for specific reserve for possible loan losses	37	(9,122)	276	(9,398)	(59,196)
Losses on sales of delinquent loans	38	(816)	370	(1,186)	(28,767)
Provision for loan loss reserve for specific overseas countries	39	161	155	6	98
Recoveries of written-off claims	40	7	(34)	41	1,234

Note: Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group, Inc.

2. Interest spread (Domestic)

SMBC non-consolidated	(%)

	Three months ended June 30, 2012 (A)	Change (A) - (B)	Three months ended June 30, 2011 (B)	Year ended March 31, 2012 <Reference>
Interest earned on loans and bills discounted (A)	1.55	(0.04)	1.59	1.58
Interest paid on deposits, etc. (B)	0.05	(0.01)	0.06	0.06
Interest spread (A) - (B)	1.50	(0.03)	1.53	1.52

3. Problem assets based on the Financial Reconstruction Law

Consolidated		(Billions of yen)
				March 31, 2012	June 30, 2011 <Reference>
		June 30, 2012	Change from March 31, 2012
Bankrupt and quasi-bankrupt assets	1	263.8	4.1	259.7	268.9
Doubtful assets	2	991.6	(26.0)	1,017.6	900.4
Substandard loans	3	558.0	(22.4)	580.4	517.2
Total problem assets (A)	4	1,813.4	(44.3)	1,857.7	1,686.5

Normal assets	5	69,075.2	(750.9)	69,826.1	69,544.4
Total (B)	6	70,888.6	(795.2)	71,683.8	71,230.9

Problem asset ratio (A/B)	7	2.56%	(0.03)%	2.59%	2.37%

Amount of direct reduction		687.7	1.8	685.9	820.4

SMBC non-consolidated		(Billions of yen)
				March 31, 2012	June 30, 2011 <Reference>
		June 30, 2012	Change from March 31, 2012
Bankrupt and quasi-bankrupt assets	8	145.2	10.8	134.4	131.2
Doubtful assets	9	754.7	(24.9)	779.6	707.4
Substandard loans	10	265.8	(3.0)	268.8	282.1
Total problem assets (A)	11	1,165.7	(17.1)	1,182.8	1,120.7

Normal assets	12	62,373.1	(120.5)	62,493.6	62,709.3
Total (B)	13	63,538.8	(137.6)	63,676.4	63,830.0

Problem asset ratio (A/B)	14	1.83%	(0.03)%	1.86%	1.76%

Amount of direct reduction		335.6	0.7	334.9	448.9

Note:    Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group, Inc.

4. Net unrealized gains (losses) on securities

Consolidated	(Billions of yen)

		June 30, 2012					March 31, 2012

		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
				Change from Mar.2012	Gains	Losses			Gains	Losses
Held-to-maturity securities	1	5,494.0	75.2	6.1	75.2	0.0	5,286.3	69.1	69.2	0.1
Other securities	2	32,953.4	216.9	(258.1)	568.1	351.2	37,558.7	475.0	747.0	272.0
Stocks	3	2,110.7	61.5	(210.0)	349.0	287.5	2,406.1	271.5	490.1	218.6
Bonds	4	26,340.9	128.3	16.5	134.4	6.1	27,684.5	111.8	118.2	6.4
Others	5	4,501.8	27.1	(64.6)	84.7	57.6	7,468.1	91.7	138.7	47.0
Other money held in trust	6	21.1	(0.1)	(0.1)	—	0.1	22.4	(0.0)	—	0.0
Total	7	38,468.6	292.0	(252.1)	643.3	351.3	42,867.4	544.1	816.2	272.1
Stocks	8	2,110.7	61.5	(210.0)	349.0	287.5	2,406.1	271.5	490.1	218.6
Bonds	9	31,823.0	203.5	22.6	209.6	6.1	32,957.7	180.9	187.4	6.5
Others	10	4,534.9	27.0	(64.7)	84.7	57.7	7,503.6	91.7	138.7	47.0

SMBC non-consolidated								(Billions of yen)
		June 30, 2012					March 31, 2012

		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
				Change from Mar.2012	Gains	Losses			Gains	Losses
Held-to-maturity securities	11	5,372.6	73.8	5.9	73.8	—	5,163.8	67.9	68.0	0.1
Stocks of subsidiaries and affiliates	12	2,311.4	(29.7)	(8.2)	0.4	30.1	2,324.0	(21.5)	0.6	22.1
Other securities	13	31,084.3	147.1	(241.9)	499.3	352.2	35,441.0	389.0	672.6	283.6
Stocks	14	2,070.1	35.8	(192.7)	332.8	297.0	2,250.7	228.5	466.9	238.4
Bonds	15	25,063.2	117.8	13.4	122.9	5.1	26,306.7	104.4	109.5	5.1
Others	16	3,951.0	(6.5)	(62.6)	43.6	50.1	6,883.6	56.1	96.2	40.1
Other money held in trust	17	4.1	(0.1)	(0.1)	—	0.1	5.8	(0.0)	—	0.0
Total	18	38,772.4	191.1	(244.3)	573.5	382.4	42,934.6	435.4	741.2	305.8
Stocks	19	3,169.9	15.7	(201.5)	333.2	317.5	3,473.0	217.2	467.5	250.3
Bonds	20	30,435.8	191.6	19.3	196.7	5.1	31,470.5	172.3	177.5	5.2
Others	21	5,166.7	(16.2)	(62.1)	43.6	59.8	7,991.1	45.9	96.2	50.3

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within other securities and foreign stocks within others of other securities are valuated with the average market price during the final month of the fiscal year. Rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts. Net unrealized gains (losses) on other securities include gains which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to net assets, accordingly. The amounts as of June 30, 2012 and March 31, 2012, are losses of 0.3 billion yen and gains of 0.2 billion yen, respectively, in the statements of income.
	4.	Floating-rate Japanese government bonds which SMBC held as other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group, Inc.

5. Overview of derivative transactions (on deferred hedge accounting basis)

SMBC non-consolidated						(Billions of yen)
	June 30, 2012				March 31, 2012

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	160.3	87.5	72.8	(11.2)	103.6	66.2	37.4	(36.4)
Currency swaps	389.0	7.2	381.8	(6.7)	288.7	10.1	278.6	(7.2)
Others	3.6	0.3	3.3	155.8	3.1	0.6	2.5	132.0
Total	552.9	95.0	457.9	137.9	395.4	76.9	318.5	88.4

Notes:	1.	Derivative transactions are valuated at fair value in the balance sheet.
	2.	SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity
	(Billions of yen	)

	June 30, 2012				March 31, 2012

	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate/payable floating rate	4,454.0	13,113.9	7,005.7	24,573.6	5,351.6	12,797.4	5,922.6	24,071.6
Receivable floating rate/payable fixed rate	1,760.2	4,389.0	5,597.7	11,746.9	1,368.6	4,693.8	5,533.2	11,595.6
Receivable floating rate/payable floating rate	20.0	13.8	—	33.8	20.0	9.3	—	29.3
Total contract amount	6,234.2	17,516.7	12,603.4	36,354.3	6,740.2	17,500.5	11,455.8	35,696.5

6. Deposits and loans

SMBC non-consolidated				(Billions of yen	)

	June 30, 2012	Change from Mar. 31, 2012	March 31, 2012	June 30, 2011 <Reference>
Domestic deposits	72,467.3	(2,253.9)	74,721.2	71,176.2
Individual	38,316.9	620.2	37,696.7	37,594.1
Note	Calculation based on the numbers before elimination of temporary inter-office accounts, excluding “negotiable certificates of deposit” and offshore banking accounts.
Loans and bills discounted	55,920.4	(491.1)	56,411.5	56,795.6
Domestic offices (excluding offshore banking account)	46,510.5	(707.5)	47,218.0	49,016.3
Overseas offices and offshore banking accounts	9,409.9	216.4	9,193.5	7,779.3
7. Return on Equity
Consolidated				(	%)

	Three months ended June 30, 2012	Change	Three months ended June 30, 2011	Year ended March 31, 2012 <Reference>
ROE (denominator: Total stockholders’ equity)	9.4	(7.5)	16.9	10.4

Note	ROE =	(Net income) X (number of days in a year) / (number of days in the relevant period)	X 100
{(Total stockholders’ equity at the beginning of the term) + (Total stockholders’ equity at the end of the term)} / 2

Sumitomo Mitsui Financial Group, Inc.

8. Exposure of securitized products (Consolidated) (1) Securitized products	Managerial accounting basis

(Billions of yen)

	June 30, 2012						March 31, 2012
	Balances (after provisions and write-offs)				Net unrealized gains/losses (after write- offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write-offs)
			Overseas					Overseas
		Change from Mar. 2012		Change from Mar. 2012		Change from Mar. 2012
Cards, etc.	74.2	24.8	74.2	24.8	0.4	0.1	49.4	49.4	0.2
CLO	0.6	(0.2)	0.6	(0.2)	1.4	(0.1)	0.7	0.7	1.5
CMBS	19.0	(0.3)	7.1	(0.3)	0.5	(0.1)	19.4	7.4	0.6
RMBS, etc.	0.1	(0.0)	0.1	(0.0)	0.1	(0.0)	0.1	0.1	0.1
Total	93.9	24.3	82.0	24.3	2.4	(0.1)	69.6	57.6	2.4

Notes:	1. There is no amount of ABCP.
2. Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

(2) Credit derivatives (Credit default swap [“CDS”]) transactions with monoline insurance companies

(Billions of yen)

	June 30, 2012			March 31, 2012		June 30, 2012		March 31, 2012
	Net exposure		Reserve for possible loan losses	Net exposure	Reserve for possible loan losses	Amount of reference assets		Amount of reference assets
		Change from Mar. 2012					Change from Mar. 2012
Exposure to CDS transactions with monoline insurance companies	3.4	0.4	1.1	3.0	1.0	227.7	(8.4)	236.1

(3) Leveraged loans

(Billions of yen)

		June 30, 2012				March 31, 2012

	Loans	Change from Mar. 2012	Undrawn commitments	Change from Mar. 2012	Reserve for possible loan losses	Loans	Undrawn commitments	Reserve for possible loan losses
Europe	132.2	(19.0)	19.0	(1.7)	3.5	151.2	20.7	4.7
Japan	122.9	(8.1)	19.9	(2.3)	1.1	131.0	22.3	1.3
United States	72.4	(3.2)	51.5	0.4	4.1	75.6	51.1	5.0
Asia (excluding Japan)	54.1	(7.9)	4.8	(1.0)	—	62.0	5.7	—
Total	381.6	(38.2)	95.2	(4.6)	8.7	419.8	99.8	11.0

Notes:	1.	Above figures do not include leveraged loans which are included in underlying assets of “1. Securitized Products.”
	2.	Reserves do not include general reserve for possible loan losses against normal borrowers.

(4) Asset backed commercial paper (ABCP) programs as sponsor

We sponsor issuance of ABCP, whose reference assets are such as clients’ receivables, in order to fulfill clients’ financing needs. Most of the reference assets are high-grade claims of corporate clients and do not include subprime loan related assets.

(Billions of yen)

	June 30, 2012				March 31, 2012

	Notional amount	Change from Mar. 2012	Overseas	Change from Mar. 2012	Notional amount	Overseas
Reference assets related to ABCP programs as sponsor	446.2	(153.6)	190.5	(40.4)	599.9	230.9

Reference:	In addition, we provide liquidity supports for ABCP programs which are sponsored by other banks. Total notional amount of reference assets of such programs are approx. 44.0 billion yen.

(5) Others

We have no securities issued by structured investment vehicles.